UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68 Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

On June 5, 2025, Wallbox N.V. (the “Company” or “Wallbox”) announced a private placement of its Class A ordinary shares, nominal value €0.12 per share (the “Class A Shares”), pursuant to which the Company agreed to sell 22,458,944 Class A Shares for aggregate gross proceeds of approximately $5.6 million to certain existing investors (the “June PIPE Transaction”). The June PIPE Transaction closed on June 2, 2025. The Company’s Class A Shares were sold to such investors at a price of $0.2513 per share (based on a 20% discount to the volume weighted average price of the Class A Shares for the 15 trading days prior to 28 May 2025). Investors in the June PIPE Transaction included Orilla Asset Management, S.L. and Inversiones Financieras Perseo, S.L. (“Iberdrola”), both of which are current shareholders holding a seat on the Company’s Board of Directors, Enric Asunción, co-founder and CEO of the Company, who purchased through Kariega Ventures, S.L, and other existing investors. The Company has also agreed to file a registration statement for the resale of the Class A Shares purchased in the June PIPE Transaction, subject to additional terms as described in the Subscription Agreement that was signed by each investor.

On June 5, 2025, the Company announced an additional private placement of its Class A Shares, which is part of the private placement the Company consummated in February 2025 (the “February PIPE Transaction”). Pursuant to its subscription agreement, the Spanish Society for Technological Transformation (“SETT”), a state-owned enterprise under the Ministry for Digital Transformatión and Public Administration and a new investor of Wallbox, subscribed for 37,759,630 Class A Shares, at a price of $0.2513 per share, for aggregate gross proceeds of approximately $9.5 million. The share price was calculated using the same formula used in February PIPE Transaction based on more recent pricing reference dates (a 20% discount to the VWAP of the Class A Shares for the 15 trading days prior to May 28, 2025). The transaction with SETT is expected to close on or about June 13, 2025. The Company has also agreed to file a registration statement for the resale of the Class A Shares purchased by SETT, subject to additional terms as described in the Subscription Agreement that was signed by such investor.

The offer and sale of the Class A Shares have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other securities laws, and the Class A Shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws. This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale of these securities would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the Subscription Agreements does not purport to complete and is subject to, and qualified in its entirety by, the full text of the Subscription Agreements, a form of which is filed hereto as Exhibit 2.1 and incorporated herein by reference.

A copy of the Company’s press release is furnished hereto as Exhibit 99.1.

FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Form 6-K other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the expected closing of the private placement with SETT and the timing thereof. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; political and economic uncertainty and macroeconomic factors, such as impacts from tariffs and trade barriers, consumer spending, inflation and foreign exchange rates; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; executive orders and regulatory changes under the U.S. political administration and uncertainty therefrom, as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this Form 6-K. Any forward-looking statement that Wallbox makes in this Form 6-K speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including Exhibit 2.1 hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3 (File Nos. 333-268347, 333-268792, 333-271116, 333-273323, and 333-276491 and 333-281952) to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 hereto shall not be deemed incorporated by reference into such registration statements.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Form of Subscription Agreement

99.1	Wallbox N.V. Press Release dated June 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: June 5, 2025	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer